UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

SONUS NETWORKS, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

835916 503

(CUSIP Number of Class of Securities (Underlying Common Stock))

Jeffrey M. Snider

Chief Administrative Officer, Senior Vice President, General Counsel and Corporate Secretary

Sonus Networks, Inc.

4 Technology Park Drive

Westford, Massachusetts 01886

(978) 614-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jonathan Wolfman

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

(617) 526-6833

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*       Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐       third-party tender offer subject to Rule 14d-1.

☒       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐       Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐       Rule 14d-1 (Cross-Border Third-Party Tender Offer)

On March 24, 2016, Sonus Networks, Inc. (the “Company”) filed a Preliminary Proxy Statement (the “Preliminary Proxy Statement”) for the Annual Meeting of Stockholders of the Company to be held on June 9, 2016 (the “Annual Meeting”), which among other things contains a proposal to be submitted to the Company’s stockholders to approve a stock option exchange program for the Company’s employees, other than the Company’s members of the Board of Directors (the “Board”), executive officers, former members of the Board, former executive officers and former employees (the “Proposed Stock Option Exchange Program”).  In connection with the Proposed Stock Option Exchange Program, the Company is herewith filing the Preliminary Proxy Statement.

The Preliminary Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options.  The Proposed Stock Option Exchange Program will only be commenced, if at all, if the Company’s stockholders approve the Proposed Stock Option Exchange Program at the Annual Meeting.

The Proposed Stock Option Exchange Program has not commenced and is conditioned upon stockholder approval.  Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Proposed Stock Option Exchange Program.  The Company will file a Tender Offer Statement with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Proposed Stock Option Exchange Program, which the Company’s option holders who are eligible to participate in the Proposed Stock Option Exchange Program should read before participating in the program, as it will contain important information.  The Company’s option holders will be able to obtain written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.  In addition, the Company’s option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: Sonus Networks, Inc., 4 Technology Park Drive, Westford, Massachusetts 01886, Attention: Investor Relations.

Item 12.  Exhibits

Exhibit Number	Description
99.1	Preliminary Proxy Statement for the 2016 Annual Meeting of Stockholders (filed with the SEC on March 24, 2016, and incorporated herein by reference).